UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

Bio-Rad Laboratories, Inc.

(Name of Issuer)

Class B Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

090572-10-8

(CUSIP Number)

Alice N. Schwartz

1000 Alfred Nobel Drive

Hercules, California 94547

(510) 741-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Timothy S. Ernst

Bio-Rad Laboratories, Inc.

1000 Alfred Nobel Drive

Hercules, California 94547

(510) 741-6005

November 9, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

(Continued on following pages)

Page 1 of 12 Pages

Exhibit Index is on Page 11

SCHEDULE 13D
CUSIP No. 090572-10-8		Page 2 of 12 Pages

1.	Name of Reporting Person IRS Identification Nos. of Above Persons (Entities Only) Alice N. Schwartz
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 495,398 shares of Class B Common Stock(1)
	8.	Shared Voting Power 4,060,054 shares of Class B Common Stock
	9.	Sole Dispositive Power 495,398 shares of Class B Common Stock(1)
	10.	Shared Dispositive Power 4,060,054 shares of Class B Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,555,452 shares of Class B Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 89.7%
14.	Type of Reporting Person IN

(1)

Held by the following trusts, all of which Alice N. Schwartz is the sole trustee: the David Schwartz Non-Exempt Marital Trust (57,000 shares); and the Alice N. Schwartz Revocable Trust (438,398 shares).

SCHEDULE 13D
CUSIP No. 090572-10-8		Page 3 of 12 Pages

1.	Name of Reporting Person IRS Identification Nos. of Above Persons (Entities Only) Norman D. Schwartz
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 473,254 shares of Class B Common Stock (subject to applicable community property and similar statutes)(1) (2)
	8.	Shared Voting Power 4,060,054 shares of Class B Common Stock
	9.	Sole Dispositive Power 473,254 shares of Class B Common Stock (subject to applicable community property and similar statutes)(1) (2)
	10.	Shared Dispositive Power 4,060,054 shares of Class B Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,533,308 shares of Class B Common Stock(1)(2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 86.8%
14.	Type of Reporting Person IN

(1)	Includes 144,250 shares of Class B Common Stock of which Norman D. Schwartz has the right to acquire beneficial ownership within sixty days of November 9, 2021 through the exercise of options.
(2)	Includes 12,858 shares owned by Norman D. Schwartz’s wife, as to which he disclaims any beneficial ownership.

SCHEDULE 13D
CUSIP No. 090572-10-8		Page 4 of 12 Pages

1.	Name of Reporting Person IRS Identification Nos. of Above Persons (Entities Only) Steven D. Schwartz
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 37,944 shares of Class B Common Stock (subject to applicable community property and similar statutes) (1)
	8.	Shared Voting Power 4,060,054 shares of Class B Common Stock
	9.	Sole Dispositive Power 37,944 shares of Class B Common Stock (subject to applicable community property and similar statutes) (1)
	10.	Shared Dispositive Power 4,060,054 shares of Class B Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,097,998 shares of Class B Common Stock(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 80.7%
14.	Type of Reporting Person IN

(1)	Includes 12,858 shares owned by Steven D. Schwartz’s wife, as to which he disclaims any beneficial ownership.

SCHEDULE 13D
CUSIP No. 090572-10-8		Page 5 of 12 Pages

1.	Name of Reporting Person IRS Identification Nos. of Above Persons (Entities Only) Blue Raven Partners, L.P., 943334150
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 4,060,054 shares of Class B Common Stock
	8.	Shared Voting Power -0- shares of Class B Common Stock
	9.	Sole Dispositive Power 4,060,054 shares of Class B Common Stock
	10.	Shared Dispositive Power -0- shares of Class B Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,060,054 shares of Class B Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 79.9%
14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 090572-10-8		Page 6 of 12 Pages

1.	Name of Reporting Person IRS Identification Nos. of Above Persons (Entities Only) Alice N. Schwartz Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 438,398 shares of Class B Common Stock
	8.	Shared Voting Power -0- shares of Class B Common Stock
	9.	Sole Dispositive Power 438,398 shares of Class B Common Stock
	10.	Shared Dispositive Power -0- shares of Class B Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 438,398 shares of Class B Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.6%
14.	Type of Reporting Person OO

Item 1. Security and Issuer.

This statement relates to the Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”), of Bio-Rad Laboratories, Inc. (“Bio-Rad” or the “Company”) whose principal offices are located at 1000 Alfred Nobel Drive, Hercules, California 94547.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

Reference is made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 13, 2000 by David Schwartz, Alice N. Schwartz, Norman D. Schwartz, Steven D. Schwartz and Blue Raven Partners, L.P., as amended by Amendment No. 1 to the statement on Schedule 13D filed with the Commission on June 27, 2003, Amendment No. 2 to the statement on Schedule 13D filed with the Commission on March 22, 2005, Amendment No. 3 to the statement on Schedule 13D filed with the Commission on July 31, 2007, Amendment No. 4 to the statement on Schedule 13D filed with the Commission on August 27, 2009, Amendment No. 5 to the statement on Schedule 13D filed with the Commission on November 15, 2013, Amendment No. 6 to the statement on Schedule 13D filed with the Commission on June 29, 2017, and Amendment No. 7 to the statement on Schedule 13D filed with the Commission on July 12, 2019 by Alice N. Schwartz, Norman D. Schwartz, Steven D. Schwartz, Blue Raven Partners, L.P. and the Alice N. Schwartz Revocable Trust (the “Prior Filing”). Each of Alice N. Schwartz, Norman D. Schwartz and Steven D. Schwartz together with Blue Raven Partners, L.P. and the Alice N. Schwartz Revocable Trust (sometimes collectively referred to as the “Shareholders”) has agreed to file this statement jointly in an agreement entered into pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and included as an exhibit to this statement, which agreement is hereby incorporated by reference. The Prior Filing is incorporated herein by reference and is hereby amended by this statement which is filed by the Shareholders, with respect to whom the following information relates.

(a)-(c), (f). This statement is being filed by (1) Alice N. Schwartz, a Director of Bio-Rad and retired, (2) Norman D. Schwartz, President, Chief Executive Officer and Chairman of the Board of Directors of Bio-Rad, (3) Steven D. Schwartz, an employee of Bio-Rad, (4) Blue Raven Partners, L.P. (the “Partnership”), a California limited partnership organized to provide consolidated management of certain assets owned by the partners, and (5) the Alice N. Schwartz Revocable Trust.

The business address of each of Alice N. Schwartz, Norman D. Schwartz, Steven D. Schwartz, the Partnership and the Alice N. Schwartz Revocable Trust is c/o Bio-Rad Laboratories, Inc., 1000 Alfred Nobel Drive, Hercules, California 94547.

Each of Alice N. Schwartz, Norman D. Schwartz and Steven D. Schwartz is a citizen of the United States of America.

(d), (e). During the last five years, none of Alice N. Schwartz, Norman D. Schwartz, Steven D. Schwartz, the Partnership and the Alice N. Schwartz Revocable Trust has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 to the Schedule 13D is hereby amended, in pertinent part, as follows:

Since the most recent filing of a statement on Schedule 13D, the following transactions have been effected by Alice N. Schwartz.

Date	No. of Shares of Class B Common Stock Acquired (Disposed)	Type	Price Per Share	Ownership
12/3/19	(240)	Gift	—	Indirect (1)
12/4/20	(162)	Gift	—	Indirect (1)
11/9/21	(120)	Gift	—	Indirect (1)

(1)	Held by Alice N. Schwartz Revocable Trust, of which Alice N. Schwartz is the sole trustee.

Since the most recent filing of a statement on Schedule 13D, the following transactions have been effected by Norman D. Schwartz.

Date	No. of Shares of Class B Common Stock Acquired (Disposed)	Type	Price Per Share	Ownership
9/7/19*	1,512	Restricted stock unit vesting	—	Direct
9/10/19*	1,008	Restricted stock unit vesting	—	Direct
9/11/19*	1,613	Restricted stock unit vesting	—	Direct
12/3/19	80	Gift	—	Direct
6/12/20*	15,140	Stock option exercise	$84.57	Direct
9/7/20*	1,512	Restricted stock unit vesting	—	Direct
9/11/20*	1,613	Restricted stock unit vesting	—	Direct
12/4/20	54	Gift	—	Direct
9/7/21*	16,340	Stock option exercise	$100.06	Direct
9/7/21*	1,512	Restricted stock unit vesting	—	Direct
11/9/21	40	Gift	—	Direct

*	Acquired through net share settlement.

The shares of Class B Common Stock acquired on December 3, 2019, December 4, 2020 and November 9, 2021 were acquired by Norman D. Schwartz and his wife in equal amounts of one half each by gift from the Alice N. Schwartz Revocable Trust.

Since the most recent filing of a statement on Schedule 13D, the following transactions have been effected by Steven D. Schwartz.

Date	No. of Shares of Class B Common Stock Acquired (Disposed)	Type	Price Per Share	Ownership
12/3/19	80	Gift	—	Direct
12/4/20	54	Gift	—	Direct
11/9/21	40	Gift	—	Direct

The shares of Class B Common Stock acquired on December 3, 2019, December 4, 2020 and November 9, 2021 were acquired by Steven D. Schwartz and his wife in equal amounts of one half each by gift from the Alice N. Schwartz Revocable Trust.

Since the most recent filing of a statement on Schedule 13D, the following transactions have been effected by the Alice N. Schwartz Revocable Trust.

Date	No. of Shares of Class B Common Stock Acquired (Disposed)	Type	Price Per Share	Ownership
12/3/19	(240)	Gift	—	Direct
12/4/20	(162)	Gift	—	Direct
11/9/21	(120)	Gift	—	Direct

Item 4. Purpose of Transaction.

Item 4 to the Schedule 13D is hereby amended, in pertinent part, as follows:

The purpose of the Shareholders’ ownership of Bio-Rad shares has been control of the Company. The Shareholders control the management of the Company and may be deemed to be “parents” of the Company as that term is defined in the Rules and Regulations of the Commission.

Item 5. Interest in Securities of the Issuer.

Item 5 to the Schedule 13D is hereby amended, in pertinent part, as follows:

(a)-(b):

The Partnership:

The Partnership is the direct and beneficial owner of 4,060,054 shares of the Class B Common Stock with respect to which it has sole voting and dispositive power, representing 79.9% of the issued and outstanding Class B Common Stock.

Alice N. Schwartz, Norman D. Schwartz and Steven D. Schwartz:

Alice N. Schwartz, Norman D. Schwartz and Steven D. Schwartz have indirect beneficial ownership of the 4,060,054 shares of Class B Common Stock held by the Partnership, over which they have shared voting and dispositive power, as the result of their positions as general partners in the Partnership.

Mrs. Schwartz is the beneficial owner of 495,398 shares of Class B Common Stock, over which she has sole voting power and which are held in the following trusts, all of which Mrs. Schwartz is the sole trustee: the David Schwartz Non-Exempt Marital Trust (57,000 shares); and the Alice N. Schwartz Revocable Trust (438,398 shares). As a result of the foregoing, Mrs. Schwartz has beneficial ownership of an aggregate of 4,555,452 shares of Class B Common Stock, representing 89.7% of the issued and outstanding Class B Common Stock.

Norman D. Schwartz holds 329,004 shares of Class B Common Stock but disclaims beneficial ownership with respect to 12,858 of such shares owned by Norman D. Schwartz’s wife. Norman D. Schwartz has 144,250 shares of Class B Common Stock exercisable within sixty days pursuant to options. As a result of the foregoing, Norman D. Schwartz is deemed to have beneficial ownership of an aggregate of 4,533,308 shares of Class B Common Stock, representing 86.8% of the issued and outstanding Class B Common Stock.

Steven D. Schwartz holds 37,944 shares of Class B Common Stock but disclaims beneficial ownership with respect to 12,858 of such shares owned by Steven D. Schwartz’s wife. As a result of the foregoing, Steven D. Schwartz is deemed to have beneficial ownership of an aggregate of 4,097,998 shares of Class B Common Stock, representing 80.7% of the issued and outstanding Class B Common Stock.

The Alice N. Schwartz Revocable Trust is the direct and beneficial owner of 438,398 shares of Class B Common Stock with respect to which it has sole voting and dispositive power, representing 8.6% of the issued and outstanding Class B Common Stock.

(c): During the past sixty days, the following transactions have been effected by Alice N. Schwartz:

Date	No. of Shares of Class B Common Stock Acquired (Disposed)	Type	Price Per Share	Ownership
11/9/21	(120)	Gift	—	Indirect(1)

(1)	Held by Alice N. Schwartz Revocable Trust, of which Alice N. Schwartz is the sole trustee.

During the past sixty days, the following transactions have been effected by Norman D. Schwartz:

Date	No. of Shares of Class B Common Stock Acquired (Disposed)	Type	Price Per Share	Ownership
11/9/21	40	Gift	—	Direct

The shares of Class B Common Stock acquired on November 9, 2021 were acquired by Norman D. Schwartz and his wife in equal amounts of one half each by gift from the Alice N. Schwartz Revocable Trust.

During the past sixty days, the following transactions have been effected by Steven D. Schwartz:

Date	No. of Shares of Class B Common Stock Acquired (Disposed)	Type	Price Per Share	Ownership
11/9/21	40	Gift	—	Direct

The shares of Class B Common Stock acquired on November 9, 2021 were acquired by Steven D. Schwartz and his wife in equal amounts of one half each by gift from the Alice N. Schwartz Revocable Trust.

During the past sixty days, the following transactions have been effected by the Alice N. Schwartz Revocable Trust:

Date	No. of Shares of Class B Common Stock Acquired (Disposed)	Type	Price Per Share	Ownership
11/9/21	(120)	Gift	—	Direct

(d)-(e): Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 to the Schedule 13D is hereby amended, in pertinent part, as follows:

Alice N. Schwartz owns beneficially 2,735,313 shares of Class A Common Stock, representing 11.0% of the issued and outstanding Class A Common Stock. 2,724,027 of these shares are held by the following trusts, all of which Alice N. Schwartz is the sole trustee: the David and Alice N. Schwartz Charitable Remainder Unitrust (34,311 shares); the David Schwartz Exemption Trust (90 shares); the David Schwartz Exempt Marital Trust (240 shares); the David Schwartz Non-Exempt Marital Trust (898,931 shares); and the Alice N. Schwartz Revocable Trust (1,790,455 shares). 11,286 of these shares are held by the Alles Institute for Medical Research, a Delaware Charitable Nonstock Corporation, with respect to which Alice N. Schwartz shares voting and dispositive power consistent with the purposes of the Delaware Charitable Nonstock Corporation.

Norman D. Schwartz is the direct and beneficial owner of 459,599 shares of Class A Common Stock, representing approximately 1.9% of the issued and outstanding Class A Common Stock. 11,286 of these shares are held by the Alles Institute for Medical Research, a Delaware Charitable Nonstock Corporation, with respect to which Norman D. Schwartz shares voting and dispositive power consistent with the purposes of the Delaware Charitable Nonstock Corporation.

Steven D. Schwartz holds 375,250 shares of Class A Common Stock, but disclaims beneficial ownership with respect to 1,818 of such shares owned by Steven D. Schwartz’s wife. Steven D. Schwartz’s shares of Class A Common Stock represent approximately 1.5% of the issued and outstanding Class A Common Stock. 11,286 of these shares are held by the Alles Institute for Medical Research, a Delaware Charitable Nonstock Corporation, with respect to which Steven D. Schwartz shares voting and dispositive power consistent with the purposes of the Delaware Charitable Nonstock Corporation.

The Alice N. Schwartz Revocable Trust holds 1,790,455 shares of Class A Common Stock, representing 7.2% of the issued and outstanding Class A Common Stock.

Alice N. Schwartz is the parent of Norman D. Schwartz and Steven D. Schwartz. By virtue of the Shareholders’ Class B Common Stock ownership, they control the management of the Company and may be deemed to be “control persons” of the Company as that term is defined in the Rules and Regulations of the Commission.

Item 7. Material to be Filed as Exhibits.

Exhibit 1*	Agreement Among the Shareholders to File Joint Schedule 13D

Exhibit 2**	Limited Partnership Agreement of Blue Raven Partners, L.P.

*	Incorporated by reference to Exhibit 1 to Amendment No. 5 to our Schedule 13D/A filed with the Commission on November 15, 2013.

**	Incorporated by reference to Exhibit 2 to our Schedule 13D filed with the Commission on January 13, 2000.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2022

/s/ Alice N. Schwartz
Alice N. Schwartz, individually

/s/ Norman D. Schwartz
Norman D. Schwartz, individually

/s/ Steven D. Schwartz
Steven D. Schwartz, individually

BLUE RAVEN PARTNERS, L.P.

/s/ Alice N. Schwartz
Alice N. Schwartz, General Partner

ALICE N. SCHWARTZ REVOCABLE TRUST

/s/ Alice N. Schwartz
Alice N. Schwartz, Trustee